Exhibit 99.1
Perfect Corp. Acquires Fashion Tech Innovator Wannaby, Expanding Its Virtual Try-On Offering and Coverage in Luxury Fashion

The acquisition enables Perfect Corp. to extend its innovative technology into shoes, bags, and other fashion categories, leveraging strategic synergies with the fashion sector

New York — December 23, 2024— Perfect Corp.(NYSE: PERF), Perfect Corp., a global leader in beauty and fashion tech solutions, today announced it has entered into an agreement with Farfetch, a leading global marketplace for the luxury fashion industry, to acquire Wannaby Inc., a digital immersive experiences expert. This acquisition represents a significant milestone in integrating advanced technology, enabling Perfect Corp. to expand its offerings into new luxury market segments, including shoes, bags, and apparel.

Wannaby, known for its virtual try-on technology and digitalization solutions for the fashion industry, has served over 30 top-tier luxury brands. By integrating Wannaby’s innovative solutions with Perfect Corp.'s state-of-the-art beauty tech solutions, the company is set to redefine the digital experience in the fashion and beauty sectors. This strategic move expands Perfect Corp.’s capabilities and solidifies its position as a technology leader in the luxury fashion domain.

Alice Chang, Founder and CEO of Perfect Corp., commented, "By welcoming Wannaby’s capabilities into our portfolio, we are poised to enrich our digital solutions and reinforce our presence in the fashion tech landscape. This expansion into new fashion categories such as shoes and bags demonstrates our commitment to innovation and our ability to deliver exceptional value to clients across diverse sectors."

This acquisition also marks the beginning of a collaborative relationship between Perfect Corp. and Farfetch. After the acquisition, Farfetch will continue to utilize Wannaby’s solutions to enhance the digital shopping experience, reflecting a shared vision for the future of fashion technology.

The acquisition is expected to be finalized in the coming months, subject to customary closing conditions.

About Perfect Corp.
Perfect Corp is a leading provider of AI and AR technology solutions for the beauty and fashion industries. The company is known for its cutting-edge virtual try-on solutions and beauty diagnostics to millions of users worldwide. Perfect Corp’s technology powers the digital transformation of global beauty brands, offering innovative tools that enhance the online shopping experience.

About Wannaby
Wannaby is a pioneer in augmented reality and computer vision technologies, specializing in virtual try-on solutions for the fashion industry. The company’s platform enables consumers to see how products like shoes and accessories look on them in real-time, revolutionizing the online shopping experience for fashion retailers around the world.

Disclaimers and Forward-Looking Statements

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy securities. This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including the anticipated completion of the acquisition and its expected benefits, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. These statements are based on Perfect’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Perfect’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Perfect to predict these events or how they may affect Perfect. In addition, risks and uncertainties are described in Perfect’s filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Perfect cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that Perfect presently does not know or that Perfect currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Perfect, its directors, officers or employees or any other person that Perfect will achieve its objectives and plans in any specified time frame, or at all. Except as required by applicable law, Perfect does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of Perfect as of any date subsequent to the date of this communication.

Press Contact Information
Perfect Corp Media Relations:
•Tony Tsai at press@perfectcorp.com
•Website: www.perfectcorp.com

Farfetch Media Relations:
•Email: press@farfetch.com
•Website: www.farfetch.com

Perfect Corp Investor Relations Contact
Investor Relations, Perfect Corp.
Email: Investor_Relations@PerfectCorp.com
Category: Investor Relations
2